UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934

Wannigan Ventures, Inc.

(Exact name of registrant as specified in its charter)

Nevada	83-0375241
(State of organization)	(I.R.S. Employer Identification No.)

1109 7th Court, Fox Island, WA 98333

(Address of principal executive offices)

Registrant's telephone number, including area code (253) 549-4336,

Fax: (253) 549-4329

Registrant's Attorney:

Parsons Law Firm

2070 Skyline Tower

10900 N.E. 4th St.,

Bellevue WA. 98004

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common

PART I - ALTERNATIVE 2

DESCRIPTION OF BUSINESS

(a) Business Development

Wannigan Ventures, Inc. ("Wannigan") was incorporated on August 15, 2003, under the laws of the State of Nevada, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Wannigan has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, Wannigan has not commenced any operational activities.

Wannigan was formed by Kevin Murphy, the initial director, for the purpose of creating a corporation which could be used to consummate a merger or acquisition. Mr. Murphy serves as President, Treasurer, Secretary and Director. Mr. Murphy determined next to proceed with filing a Form 10SB.

Mr. Murphy, the President and Director, elected to commence implementation of Wannigan's principal business purpose, described below under "Plan of Operation". As such, Wannigan can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity.

The proposed business activities described herein classify Wannigan as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in Wannigan's securities until such time as Wannigan has successfully implemented its business plan described herein.

(b) Business of Issuer

The primary activity of Wannigan currently involves seeking a company or companies that it can acquire or with whom it can merge. Wannigan has not selected any company as an acquisition target or merger partner and does not intend to limit potential candidates to any particular field or industry, but does retain the right to limit candidates, if it so chooses, to a particular field or industry. Wannigan's plans are in the conceptual stage only.

Wannigan's only employees at the present time are its officers and directors, who will devote as much time as the Board of Directors determine is necessary to carry out the affairs of Wannigan. (See "Management").

Wannigan is, and will continue to be, an insignificant participant in the business of seeking mergers and joint ventures with, and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may also be desirable target candidates for Wannigan. Nearly all such entities have significantly greater financial resources, technical expertise, and managerial capabilities than Wannigan. Wannigan is, consequently, at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Wannigan will also compete with numerous other small public companies in seeking merger or acquisition candidates.

Wannigan has not conducted or received results of market research indicating that market demand exists for the transactions contemplated by Wannigan. Moreover, Wannigan does not have, and does not plan to establish, a marketing organization. If there is demand for a business combination as contemplated by Wannigan, there is no assurance Wannigan will successfully complete such transaction.

RISK FACTORS

The securities offered are highly speculative in nature and involve a high degree of risk. Only persons who can afford to lose their entire investment should purchase them. Therefore, each prospective investor should, prior to purchase, consider very carefully the following risk factors among other things, as well as all other information set forth in this prospectus.

Wannigan has had no operating revenue to date and may not become profitable.

Wannigan has had no operating history nor any revenues or earnings from operations. Wannigan has no significant assets or financial resources. Wannigan will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in Wannigan incurring a net operating loss, which will increase continuously until Wannigan can consummate a business combination with a profitable business opportunity. Wannigan may not be able to identify such a business opportunity and consummate such a business combination.

Wannigan's business operations may depend on management outside of Wannigan's control.

The success of Wannigan's proposed plan of operation would depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combinations with entities having established operating histories, there can be no assurance that Wannigan will be successful in locating candidates meeting such criteria. In the event Wannigan completes a business combination, the success of Wannigan's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond Wannigan's control.

Wannigan is at a competitive disadvantage and in a highly competitive market searching for business combinations and opportunities.

Wannigan is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may be desirable target candidates for Wannigan. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Wannigan and, consequently, Wannigan will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Wannigan will compete in seeking merger or acquisition candidates with numerous other small public companies.

Wannigan has no agreement for a merger nor any standards set for acceptable candidates for merger.

Wannigan has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity. Wannigan may not be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluations. Wannigan has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, Wannigan has not commenced any operational activities. Wannigan may not be able to negotiate a business combination on terms favorable to Wannigan.

Wannigan has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which Wannigan would not consider a business combination in any form with such business opportunity. Accordingly, Wannigan may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Wannigan's management lacks certain business skills and will be devoting only part-time work hours.

While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of Wannigan. Wannigan's only officer has not entered into written employment agreements with Wannigan and is not expected to do so in the foreseeable future. Wannigan has not obtained key man life insurance on its officer or director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of Wannigan's business and its likelihood of continuing operations.

Furthermore, Wannigan's officers and directors are not professional business analysts. Lack of experience will be a detriment to Wannigan's efforts.

Wannigan may, on occasion, enter into business agreements that have a conflict of interest.

Currently, Wannigan's officer and director has no conflict of interest. However, changes in officers and directors or business agreements entered into could potentially show conflicts of interest. In such instance that Wannigan's officers or directors are involved in the management of any firm with which Wannigan transacts business. Wannigan's board of directors will adopt a resolution which prohibits Wannigan from completing a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest. Management is not aware of any circumstances under which this policy could be changed while current management is in control of Wannigan. Potential merger or acquisition candidates must meet SEC requirements that may delay or preclude Wannigan' business plan.

Section 13 of the Securities Exchange Act of 1934 requires companies falling under Section 13 of the Securities Exchange Act of 1934 to provide certain information about significant acquisitions, including certified financial statements for Wannigan acquired companies, covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Wannigan.

Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

Wannigan is at a competitive disadvantage because it lacks any market research or marketing organization.

Wannigan has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by Wannigan. Moreover, Wannigan does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by Wannigan, there is no assurance Wannigan will be successful in completing any such business combination.

Wannigan will be limited to the business opportunities of any company.

Wannigan's proposed operations, even if successful, will in all likelihood result in Wannigan engaging in a business combination with only one business opportunity. Consequently, Wannigan's activities will be limited to those engaged in by the business opportunity which Wannigan merges with or acquires. Wannigan's inability to diversify its activities into a number of areas may subject Wannigan to economic fluctuations within a particular business or industry and therefore increase the risks associated with Wannigan's operations.

Potential determination by the SEC that Wannigan is an investment company could cause material adverse consequences.

Although Wannigan will be regulated under the Securities Exchange Act of 1933, management believes Wannigan will not be regulated under the Investment Company Act of 1940, insofar as Wannigan will not be engaged in the business of investing or trading in securities. In the event Wannigan engages in business combinations that result in Wannigan holding passive investment interests in a number of entities, then Wannigan could be under regulation of the Investment Company Act of 1940. In such event, Wannigan would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Wannigan has obtained no formal determination from the Securities and Exchange Commission as to the status of Wannigan under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject Wannigan to material adverse consequences.

Any business combination will probably result in loss of management and control by Wannigan shareholders.

A business combination involving the issuance of Wannigan's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in Wannigan. Any such business combination may require management of Wannigan to sell or transfer all or a portion of Wannigan's common stock held by them, or resign as members of the board of directors of Wannigan. The resulting change in control of Wannigan could result in removal of the present officer and director of Wannigan and a corresponding reduction in or elimination of his participation in the future affairs of Wannigan.

Wannigan will most likely suffer a reduction in percentage share ownership of the newly formed company.

Wannigan's primary plan of operation is based upon a business combination with a private concern, which, in all likelihood, would result in Wannigan issuing securities to shareholders of such private company. The issuance of previously authorized and unissued common stock of Wannigan would result in a reduction in percentage of shares owned by present and prospective shareholders of Wannigan and would most likely result in a change in control or management of Wannigan.

Potential acquisition or merger candidates may wish to avoid potential adverse consequences of merging with Wannigan.

Wannigan may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with Wannigan.

Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state securities laws enacted for the protection of investors. These securities laws primarily relate to provisions regarding the registration of securities that require full disclosure of Wannigan's business, management and financial statements.

Many business decisions made by Wannigan can have major tax consequences and many associated risks.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Wannigan may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. Wannigan intends to structure any business combination so as to minimize the federal and state tax consequences to both Wannigan and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

The requirement of audited financial statements of potential merging entities may cause some potential merger candidates to forego merging with Wannigan.

Management of Wannigan believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with Wannigan, rather than incur the expenses associated with preparing audited financial statements.

Wannigan securities may be limited to only a few markets because of blue-sky laws.

PLAN OF OPERATION

Wannigan's plan is to seek acquisition opportunities, investigate, and if such investigation warrants, acquire an interest in one or more business opportunities presented to it by persons or firms desiring the perceived advantages of a publicly held corporation. At this time, Wannigan has no plan, proposal, agreement, understanding, or arrangement to acquire or merge with any specific business or company, and Wannigan has not identified any specific business or company for investigation and evaluation. No member of Management or any promoter of Wannigan, or an affiliate of either, has had any material discussions with any other company with respect to any acquisition of that company. Wannigan will not restrict its search to any specific business, industry, or geographical location, and may participate in business ventures of virtually any kind or nature. Discussion of the proposed business under this caption and throughout this Registration Statement is purposefully general and is not meant to restrict Wannigan's virtually unlimited discretion to search for and enter into a business combination.

Wannigan may seek a combination with a firm which only recently commenced operations, or a developing company in need of additional funds to expand into new products or markets or seeking to develop a new product or service, or an established business which may be experiencing financial or operating difficulties and needs additional capital which is perceived to be easier to raise by a public company. In some instances, a business opportunity may involve acquiring or merging with a corporation which does not need substantial additional cash but which desires to establish a public trading market for its common stock. Wannigan may purchase assets and establish wholly owned subsidiaries in various businesses or purchase existing businesses as subsidiaries.

Selecting a business opportunity will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking the benefits of a publicly-traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statues) for all shareholders, and other items. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Management believes that Wannigan may be able to benefit from the use of "leverage" to acquire a target company. Leveraging a transaction involves acquiring a business while incurring significant indebtedness for a large percentage of the purchase price of that business. Through leveraged transactions, Wannigan would be required to use less of its available funds to acquire a target company and, therefore, could commit those funds to the operations of the business, to combinations with other target companies, or to other activities. The borrowing involved in a leveraged transaction will ordinarily be secured by the assets of the acquired business. If that business is not able to generate sufficient revenues to make payments on the debt incurred by Wannigan to acquire that business, the lender would be able to exercise the remedies provided by law or by contract. These leveraging techniques, while reducing the amount of funds that Wannigan must commit to acquire a business and may correspondingly increase the risk of loss to Wannigan. No assurance can be given as to the terms or availability of financing for any acquisition by Wannigan. During periods when interest rates are relatively high, the benefits of leveraging are not as great as during periods of lower interest rates, because the investment in the business held on a leveraged basis will only be profitable if it generates sufficient revenues to cover the related debt and other costs of the financing. Lenders from which Wannigan may obtain funds for purposes of a leveraged buy-out may impose restrictions on the future borrowing, distribution, and operating policies of Wannigan. It is not possible at this time to predict the restrictions, if any, which lenders may impose, or the impact thereof on Wannigan.

Wannigan has insufficient capital with which to provide the owners of businesses significant cash or other assets. Management believes Wannigan will offer owners of businesses the opportunity to acquire a controlling ownership interest in a public company at substantially less cost than is required to conduct an initial public offering. The owners of the businesses will, however, incur significant post-merger or acquisition registration costs in the event they wish to register a portion of their shares for subsequent sale. Wannigan will also incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing post-effective amendments, Forms 8-K, agreements, and related reports and documents. Nevertheless, the officers and directors of Wannigan have not conducted market research and are not aware of statistical data that would support the perceived benefits of a merger or acquisition transaction for the owners of a business. Wannigan does not intend to make any loans to any prospective merger or acquisition candidates or to unaffiliated third parties.

Wannigan will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. It is not presently anticipated that Wannigan will engage professional firms specializing in business acquisitions or reorganizations.

Management, while not especially experienced in matters relating to the new business of Wannigan, will rely upon their own efforts and, to a much lesser extent, the efforts of Wannigan's shareholders, in accomplishing the business purposes of Wannigan. It is not anticipated that any outside consultants or advisors, other than Wannigan's legal counsel and accountants, will be utilized by Wannigan to effectuate its business purposes described herein. However, if Wannigan does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/acquisition candidate, as Wannigan has no cash assets with which to pay such obligation. There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. In the past, Wannigan's management has never used outside consultants or advisors in connection with a merger or acquisition.

As is customary in the industry, Wannigan may pay a finder's fee for locating an acquisition prospect. If any such fee is paid, it will be approved by Wannigan's Board of Directors and will be in accordance with the industry standards. Such fees are customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Such fees are typically in the range of 5% on a $1,000,000 transaction ratably down to 1% in a $4,000,000 transaction. Management has adopted a policy that such a finder's fee or real estate brokerage fee could, in certain circumstances, be paid to any employee, officer, director or 5% shareholder of Wannigan, if such person plays a material role in bringing a transaction to Wannigan.

Wannigan will not have sufficient funds to undertake any significant development, marketing, and manufacturing of any products that may be acquired. Accordingly, if it acquires the rights to a product, rather than entering into a merger or acquisition, it most likely would need to seek debt or equity financing or obtain funding from third parties, in exchange for which Wannigan would probably be required to give up a substantial portion of its interest in any acquired product. There is no assurance that Wannigan will be able either to obtain additional financing or to interest third parties in providing funding for the further development, marketing and manufacturing of any products acquired.

NOTE REGARDING PROJECTIONS AND FORWARD LOOKING STATEMENTS

This statement includes projections of future results and "forward-looking statements" as that term is defined in Section 27A of the Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). All statements that are included in this Registration Statement, other than statements of historical fact, are forward-looking statements. Although Management believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this Statement, including, without limitation, in conjunction with those forward-looking statements contained in this Statement.

DESCRIPTION OF PROPERTY.

Wannigan neither owns nor leases any real property at this time.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The names, ages, and respective positions of the directors, officers, and significant employees of the Company are set forth below. All these persons have held their positions since August 2003. Each director and officer shall serve for a term ending on the date of the third Annual Meeting.

Kevin Murphy. Mr. Murphy, age 57, is an International Consultant, with many years of Executive Management experience in Corporate Re-organization, Finance, Administration and New Business Development. He serves on the Board of Directors of several Public Companies listed on various US stock exchanges. Mr. Murphy serves as President and CEO of Wannigan Capital Corp. (WGAN-pinks), the parent company of Wannigan Ventures Inc. He also serves as President and CEO of Capstone International Corporation (CITC-OTC BB). Mr. Murphy serves as President/CEO and Chairman of the Board of Directors of Greenleaf Forum International, Inc, a private Investment Banking firm. Mr. Murphy became CEO and Chairman of the Board of Absolute Future .Com, Inc. on August 15, 2001 He applied for re-organization for Absolute Future.Com through the Federal Bankruptcy Courts January 31, 2002. Mr. Murphy filed Bankruptcy in June of 2001. He is Director of Global T.V., Inc., a private Company; Chairman of the Board and Chief Executive Officer of AllWest Systems International; and is CEO and Chairman of the Board of Masterpiece Technology, Inc. currently in re-organization. Mr. Murphy is also CEO and President of a private company, OFG Oil and Gas, in the American oil industry. Mr. Murphy is an Alumnus of The University of California (UCLA), Los Angeles School of Economics and the California State University (CSULA) at Los Angeles's School of Business, and is an Alumni of Sigma Alpha Epsilon. Mr. Murphy is married and has 2 children and 5 grandchildren

Wannigan Capital Corp. Sole Shareholder

None of the Officers and Directors has been involved in legal proceedings that impair their ability to perform their duties as Officers and Directors.

There is no family relationship between any of the officers or directors.

REMUNERATION OF DIRECTORS AND OFFICERS

(a) No officer or director of Wannigan is receiving any remuneration at this time.

(b) No remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan that is presently existing.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS .

The following table sets forth, as of the date of this Prospectus, the outstanding Shares of common stock of the Company owned of record or beneficially by each person who owned of record, or was known by Wannigan to own beneficially, more than 5% of Wannigan' Common Stock, and the name and share holdings of each officer and director and all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Wannigan Capital Corp.	49,000	100%

None of the Officers, Directors or existing shareholders have the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

Principal Shareholder(s).

The addresses for the principal shareholders are as follows:

Wannigan Capital Corp. 1109 7th Court, Fox Island WA 98333

The Shareholder has sole voting and investment power.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

There are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 11 of Form 1-A, Model B, had or is to have a direct or indirect material interest.

Interest of named experts and counsel.

None.

Management's Plan With Respect To Other Blank Check Entities.

Currently, President Kevin Murphy is not an officer or director of any other Blank Check Entities.

SECURITIES BEING OFFERED

General description.

The securities being offered are shares of common stock. The Articles of Incorporation authorize the issuance of 25,000,000 shares of common stock, with a par value of $.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of Wannigan available for distribution upon winding up of the affairs of Wannigan; (c) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights:

(a) cumulative or special voting rights;

(b) preemptive rights to purchase in new issues of Shares;

(c) preference as to dividends or interest;

(d) preference upon liquidation; or

(e) any other special rights or preferences.

In addition, the Shares are not convertible into any other security.

There are no restrictions on dividends under any loan or other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and Bylaws of Wannigan, attached as Exhibit 3.1 and Exhibit 3.2, respectively, to this Form 10-SB. As of the date of this 10SB, Wannigan has 49,000 Shares of common stock issued and outstanding.

Non-cumulative voting.

The holders of Shares of Common Stock of Wannigan do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

Wannigan does not currently intend to pay cash dividends. Wannigan' proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because Wannigan does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of Wannigan.

A distribution of revenues will be made only when, in the judgment of Wannigan' Board of Directors, it is in the best interest of Wannigan' stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and Wannigan' internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Transfer Agent

Wannigan intends to engage the services of Stalt, Inc, 848 Tanager Street, Suite N ? Incline Village, Nevada 89451, Phone: (775) 831-3335, Fax: (775) 831-3337

PART II

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Wannigan's common stock is not traded on any exchange or OTC market. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the after-market for Wannigan's securities and management does not intend to initiate any such discussions until such time as Wannigan has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. After a merger or acquisition has been completed, Wannigan's officer and director will most likely be the person to contact prospective market makers. It is also possible that persons associated with the entity that merges with or is acquired by Wannigan will contact prospective market makers. Wannigan does not intend to use consultants to contact market makers.

Penny Stock Disclosure

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to Wannigan, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly traded securities. In addition, continued inclusion requires two market makers and a minimum bid price of $1.00 per share.

Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate that will allow Wannigan's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, Wannigan will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of Wannigan to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of Wannigan's securities on a national exchange. In such events, trading, if any, in Wannigan's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, Wannigan's securities.

Holders

There is currently 1 shareholder of Wannigan. Wannigan Capital Corp. was issued 49,000 shares for providing the capital to form this corporation.

Dividends

The Registrant has not paid any dividends to date, and has no plans to do so in the immediate future.

LEGAL PROCEEDINGS

Wannigan is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against Wannigan has been threatened. Wannigan Capital Corp., Wannigan's sole shareholder is a party to a S.E.C civil action and there are material pending legal proceedings and, to the best of its knowledge, no additional action by or against Wannigan Capital Corp. has been threatened by other parties.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Registrant has not changed accountants since its formation, and Management has had no disagreements with the findings of its accountants.

RECENT SALES OF UNREGISTERED SECURITIES.

On August 15, 2003 49,000 shares were issued to Wannigan Capital Corp. under Rule 4(2).

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Wannigan and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of Wannigan in most cases for any liability suffered by them or arising from their activities as officers and directors of Wannigan if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of Wannigan are accountable to Wannigan as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling Wannigan's affairs. A shareholder may be able to institute legal action on behalf of himself and all other similarly stated shareholders to recover damages where Wannigan has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders, who have suffered losses in connection with the purchase or sale of their interest in Wannigan in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from Wannigan.

PART F/S

FINANCIAL STATEMENTS

WANNIGAN VENTURES, INC.

(A Development Stage Company)

Audited Financial Statements

For the period from August 15, 2003 (date of inception)

through December 31, 2003

Wannigan Ventures, Inc.

(A Development Stage Company)

Financial Statements

For the period from August 15, 2003 (date of inception) through December 31, 2003

Independent Auditors' Report

To the Board of Directors

Wannigan Ventures, Inc.

We have audited the balance sheet of Wannigan Ventures, Inc. (a development stage company) as of December 31, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the period from August 15, 2003 (date of inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements are based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wannigan Ventures, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the period from August 15, 2003 (date of inception) through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Child, Sullivan & Company

Kaysville, Utah

January 21, 2004

Wannigan Ventures, Inc.

(A Development Stage Company)

Balance Sheet

December 31, 2003

Assets
$79
Cash

Total assets	79

Liabilities and Stockholders' Equity

Long-term liabilities
Notes payable- related party (Note 2)	500
Total liabilities	500

Stockholders' equity:
Common stock; $.001 par value, 25,000,000 shares
authorized, 49,000 shares issued & outstanding	49
Additional paid-in-capital	441
Deficit accumulated during development stage	(911)
Total stockholders' equity	(421)

Total liabilities and stockholders' equity	$79

See accompanying notes to financial statements.

Wannigan Ventures, Inc.

(A Development Stage Company)

Statement of Operations

For the period from August 15, 2003 (date of inception) through December 31, 2003
Revenues		$-

Expenses
Organizational costs		490
Audit fees		400
Bank fees		21
Total expenses		911

Net loss and deficit accumulated during development stage	$	(911)

See accompanying notes to financial statements.

Wannigan Ventures, Inc.

(A Development Stage Company)

Statement of Changes in Stockholders' Equity

	Common Stock			Additional Paid in Capital	Accumulated Deficit	Total
	Shares	$	Amount

Balance at August 15, 2003
(date of inception)	-		$-	$-	$-	$-

Common stock issued for cash	49,000		49	441	-	490

Net loss for the period and during
development stage	-		-		(911)	(911)

Balance at December 31, 2003	49,000		$49	$441	$(911)	$(421)

See accompanying notes to financial statements.

Wannigan Ventures, Inc.

(A Development Stage Company)

Statement of Cash Flows

For the period from August 15, 2003 (date of inception) through December 31, 2003

Operating activities
Net loss	$(911)
Net cash used in operating activities	(911)

Investing activities	-

Financing activities
Issuance of shares for cash	490
Proceeds from notes payable	500

Net cash provided by financing activities	990

Net increase (decrease) in cash	79
Cash at beginning of period	-
Cash at end of period	$79

See accompanying notes to financial statements.

Wannigan Ventures, Inc.

(A Development Stage Company)

Notes to Financial Statements

For the period from August 15, 2003 (date of inception) through December 31, 2003

1. Organization and Summary of Significant Accounting Policies

This summary of significant accounting policies of Wannigan Ventures, Inc. (a development stage company) (the Company) is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the accompanying financial statements. The Company has not realized revenues from its planned principal business purpose and, accordingly, is considered to be in its development stage.

Business activity

Wannigan Ventures, Inc. (the Company) is a Nevada corporation located in Las Vegas, Nevada. The Company was organized on August 15, 2003 to function as a holding company for making business acquisitions in various industries and providing business development services for those entities.

Income taxes

The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income, regardless of when reported for tax purposes. Deferred taxes are provided in the financial statements under Financial Accounting Standards Board Statement No. 109 to give effect to the resulting temporary differences which may arise from differences in the bases of fixed assets, depreciation methods, allowances, and start-up costs based on the income taxes expected to be payable in future years. Minimal development stage deferred tax assets arising as a result of net operating loss carryforwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods. Operating loss carryforwards generated during the period from August 15, 2003 (date of inception) through December 31, 2003 of approximately $911 will begin to expire in 2022.

Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates. Actual amounts may differ from those reported.

Cash and Cash Equivalents

For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had $79 in cash or cash equivalents at December 31, 2003.

2.    Notes Payable- Related Party

The Company entered into a $500 non-interest bearing note payable with its owner, repayment of which is due January 1, 2005. The owner retains the option to convert this loan to 500,000 shares at $.001 per share, the fair market value of which is negligible at December 31, 2003. Interest has not been imputed due to the insignificant impact on the financial statements. The funds were used to pay audit fees and maintain a Company bank account.

PART III

INDEX TO EXHIBITS.
EXHIBIT #	DESCRIPTION	LOCATION
1	Underwriting Agreements	None
3.1	Articles of Incorporation	Included
3.2	Bylaws	Included
	Additional Instruments Defining Rights of Security Holders	None
4	Subscription Agreement	None
	Voting Trust Agreement	None
6	Material Contracts	None
7	Material Foreign Patents	None
8	Plan of Acquisition	None
9	Escrow Agreements	None
23.1	Consent of Attorney	Included in 5
23.2	Consent of Accountant	Included
10	Opinion of Legality	Included
12	Sales Material	None
13	"Test the Water" Material	None
14	Appointment of Agent for Service of Process	Included in Ex. 3.1

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3rd 2004

Wannigan Ventures, Inc.

By: /s/ Kevin M. Murphy

Kevin Murphy, President